UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 25, 2021

Vine Energy Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40239	81-4833927
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5800 Granite Parkway, Suite 550, Plano, Texas	75024
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (469) 606-0540

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.01 per share	VEI	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

Update Regarding Litigation Related to the Merger

As previously announced, on August 10, 2021, Chesapeake Energy Corporation (“Chesapeake”), Hannibal Merger Sub, Inc., a wholly owned subsidiary of Chesapeake (“Merger Sub Inc.”), Hannibal Merger Sub, LLC, a wholly owned subsidiary of Chesapeake (“Merger Sub LLC” and, together with Merger Sub Inc., the “Merger Subs”), Vine Energy Inc., a Delaware corporation (“Vine”), and Vine Energy Holdings LLC, a Delaware limited liability company (“Holdings”), entered into an Agreement and Plan of Merger (the “merger agreement”), under which, upon the terms and subject to the conditions set forth therein, Merger Sub Inc. will be merged with and into Vine (the “First Merger”) and, as a result, the separate existence of Merger Sub Inc. shall cease and Vine shall continue its existence under the laws of the State of Delaware as the surviving corporation and as a wholly owned subsidiary of Chesapeake (in such capacity, the “surviving corporation”) and immediately after the First Merger, the surviving corporation will be merged with and into Merger Sub LLC (the “Second Merger” and, together with the First Merger, the “merger” or the “integrated mergers”) and, as a result, the separate existence of the surviving corporation shall cease and Merger Sub LLC shall continue its existence under the laws of the State of Delaware as the surviving company and as a wholly owned subsidiary of Chesapeake (in such capacity, the “surviving company”).

Litigation Related to the Merger

Seven complaints have been filed with respect to the merger as of October 25, 2021—four in the United States District Court for the Southern District of New York, two in the United States District Court for the District of Delaware and one in the United States District Court for the Eastern District of Pennsylvania. The complaints are captioned as follows: Gaines Myer v. Vine Energy Inc., et al., No. 1:21-cv-07742 (S.D.N.Y.) (“Gaines”); Marc Waterman v. Vine Energy Inc., et al., No. 1:21-cv-08094 (S.D.N.Y.) (“Marc”); Stephen Bushansky v. Vine Energy Inc. et al., No. 1:21-cv-08383 (S.D.N.Y.) (“Stephen”); Shawn Strickland v. Vine Energy Inc., et al, No. 1:21-cv-01449 (D. Del.) (“Shawn”); Alex Ciccotelli v. Vine Energy Inc., et al., No. 2:21-cv-04533 (E.D. Pa.) (“Alex”); Jerome Anderson v. Vine Energy Inc., et al., No. 1:21-cv-08535 (S.D.N.Y.) (“Jerome”); James Parshall v. Vine Energy Inc., et al, No. 1:21-cv-01459 (D. Del.) (“James”, and together with Gaines, Marc, Stephen, Shawn, Alex and Jerome, the “Stockholder Actions”).

The Gaines and Marc actions were filed by purported Vine stockholders and assert claims against Vine, Vine Holdings, members of the board of directors of Vine (the “Vine Board”), the Merger Subs and Chesapeake. The Stephen, Shawn, Alex, Jerome and James actions were filed by purported Vine stockholders and assert claims against Vine and members of the Vine Board.

The Stockholder Actions generally allege violations of Section 14(a), Rule 14a-9, and Section 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), premised on a purported failure to disclose material information primarily related to Vine and Chesapeake’s financial projections, the financial analyses of Vine’s and/or Chesapeake’s financial advisors and the timing and nature of communications regarding post-transaction employment, directorships and benefits. The Stockholder Actions seek injunctive relief enjoining the merger and damages and costs, among other remedies.

Although the Company cannot predict the outcome of or estimate the possible loss or range of loss from these matters, Vine and the Vine Board believe that the respective claims asserted against them in the Stockholder Actions are meritless.

Supplemental Proxy Statement Disclosure

The Company does not believe, with respect to the complaints in which the Company is named, that supplemental disclosures are required or necessary under applicable laws. However, in order to minimize the expense of defending the Stockholder Actions, and without admitting any liability or wrongdoing, the Company is electing to make the supplemental disclosures to the Proxy Statement/Prospectus set forth below in response to the Stockholder Actions and solely for the purpose of mooting the allegations contained therein. The Company denies the allegations of the seven complaints, and denies any violation of law. The Company believes that the Proxy Statement/Prospectus disclosed all material information required to be disclosed therein, and denies that the supplemental disclosures are material or are otherwise required to be disclosed. The Company is disclosing this information solely to eliminate the burden and expense of litigation. Nothing in the supplemental disclosures should be deemed an admission of the legal necessity or materiality of any supplemental disclosures under applicable laws.

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS

This supplemental information should be read in conjunction with the Proxy Statement/Prospectus, which should be read in its entirety. Page references in the below disclosures are to the pages in the Proxy Statement/Prospectus, and defined terms used but not defined herein have the meanings set forth in the Proxy Statement/Prospectus. Without admitting in any way that the disclosures below are material or otherwise required by law, the Company makes the following amended and supplemental disclosures. For clarity, new text within amended and restated paragraphs from the Proxy Statement/Prospectus, is highlighted with bold, underlined text.

The section of the Proxy Statement/Prospectus entitled “The Merger—Opinion of Vine’s Financial Advisor—Vine Financial Analyses” is amended and supplemented as follows:

The disclosure on page 64 of the Proxy Statement/Prospectus below the subheading “Vine Financial Analyses” is modified by inserting the following paragraph after the words “Southwestern Energy Company”:

The low, high, median and mean values for the selected companies in this analysis for (i) the enterprise value to estimated calendar year 2021 Average Daily Production multiples were $2,168.2/mcfepd, $4,071.5/mcfepd, $2,968.7/mcfepd and $2,995.0/mcfepd, respectively, (ii) the enterprise value to estimated calendar year 2021 Adjusted EBITDAX multiples were 3.8x, 6.0x, 4.7x and 4.9x, respectively, and (iii) the enterprise value to estimated calendar year 2022 Adjusted EBITDAX multiples were 3.5x, 5.3x, 4.2x and 4.3x, respectively.

The disclosure on page 64 of the Proxy Statement/Prospectus below the subheading “Vine Financial Analyses” is modified by amending and restating the first sentence in the third full paragraph in its entirety as follows:

Taking into account the results of the selected companies analysis and based on its experience and professional judgment, Houlihan Lokey applied selected multiple ranges of $2,250/mcfepd to $2,750/mcfepd estimated calendar year 2021 average daily production, 3.75x to 4.75x estimated calendar year 2021 EBITDAX and 3.50x to 4.50x estimated calendar year 2022 EBITDAX to corresponding financial data for Vine.

The disclosure on page 65 of the Proxy Statement/Prospectus below the subheading “Vine Financial Analyses” is modified by inserting the following paragraph after the first chart:

The low, high, mean and median values for the production based metrics in the selected transactions in the analysis for (i) the implied value per mcfepd were $2,250/mcfepd, $3,917/mcfepd, $2,775/mcfepd and $2,925/mcfepd, respectively, and (ii) the implied value per undeveloped acre were $833/acre, $8,444/acre, $3,584/acre and $2,907/acre, respectively.

The disclosure on page 65 of the Proxy Statement/Prospectus below the subheading “Vine Financial Analyses” is modified by amending and restating the first sentence in the first full paragraph in its entirety as follows:

Taking into account the results of the selected transactions analysis and based on its experience and professional judgment, Houlihan Lokey applied selected multiple ranges of $2,000/mcfepd to $2,500/mcfepd LQA Production plus undeveloped acreage of $4,000 to $5,000 per acre and 4.00x to 4.75x LQA EBITDAX to corresponding financial data for Vine.

The disclosure on page 65 of the Proxy Statement/Prospectus below the subheading “Vine Financial Analyses” is modified by amending and restating the second and third full paragraphs in their entirety as follows:

Corporate Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of Vine by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of Vine based on the Adjusted Free Cash Flow shown in the Vine Projections, adjusted for interest expense and associated taxes. Houlihan Lokey calculated terminal values for Vine by applying a range of terminal value multiples of 3.0x to 4.0x to Vine’s EBITDAX based on the Vine Projections for fiscal year 2025. The net present values of Vine’s projected future cash flows and terminal values were then calculated using weighted average cost of capital (“WACC”) discount rates for Vine ranging from 7.0% to 8.0% calculated using the capital asset pricing model. The Vine discounted cash flow analysis indicated an implied per share value reference range of $19.85 to $28.07, an implied exchange ratio reference range of 0.2272 to 0.3855, as compared to the proposed adjusted exchange ratio of 0.2486 per share of Vine Class A common stock.

Net Asset Value Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow net asset value (“NAV”) analysis of Vine by calculating the estimated net present value of its estimated gas reserves in each of the 1P Reserves and 3P Reserves categories for Vine based on the Vine Reserve Information. Houlihan Lokey performed this analysis using risk adjusted discount rates (“RADR”) ranging from 10% to 50% for the 3P Reserves, based on its experience and professional judgment and depending on the reserve categories, and WACC discount rates for Vine ranging from 7.0% to 8.0%, calculated using the capital asset pricing model, for the 1P Reserves, for each of NYMEX Strip Pricing and Consensus Pricing scenarios. Houlihan Lokey used this to derive net reserve value reference ranges. Houlihan Lokey then derived implied equity value and implied exchange ratio per share reference ranges from the resulting reserve value reference ranges and using the net debt and diluted share information described above. This analysis indicated the following per share reference ranges and implied exchange ratio reference ranges for the Vine Class A common stock:

The section of the Proxy Statement/Prospectus entitled “The Merger—Opinion of Vine’s Financial Advisor—Chesapeake Financial Analyses” is amended and supplemented as follows:

The disclosure on page 66 of the Proxy Statement/Prospectus below the subheading “Chesapeake Financial Analyses” is modified by inserting the following paragraph after the words “Ovintiv Inc.”:

The low, high, median and mean values for the selected companies in this analysis for (i) the estimated calendar year 2021 Average Daily Production multiples were $2,168.2/mcfepd, $9,790.3/mcfepd, $3,884.4/mcfepd and $4,995.0/mcfepd, respectively, (ii) the estimated calendar year 2021 Adjusted EBITDAX multiples were 3.5x, 6.0x, 4.7x and 4.7x, respectively, and (iii) the estimated calendar year 2022 Adjusted EBITDAX multiples were 3.0x, 5.3x, 4.1x and 4.2x, respectively.

The disclosure on page 66 of the Proxy Statement/Prospectus below the subheading “Chesapeake Financial Analyses” is modified by amending and restating the first sentence in the fourth full paragraph in its entirety as follows:

Taking into account the results of the selected companies analysis and based on its experience and professional judgment, Houlihan Lokey applied selected multiple ranges of $3,000/mcfepd to $3,500/mcfepd calendar year 2021 average daily production, 4.50x to 5.50x estimated calendar year 2021 EBITDAX and 4.00x to 5.00x estimated calendar year 2022 EBITDAX to corresponding financial data for Chesapeake.

The disclosure on page 67 of the Proxy Statement/Prospectus below the subheading “Chesapeake Financial Analyses” is modified by amending and restating the first chart in its entirety as follows:

Date Announced	Buyer	Seller
6/8/2021	Contango Oil & Gas Company	Independence Energy*
6/2/2021	Southwestern Energy Company	Indigo II Louisiana Operating LLC†
5/6/2021	EQT Corporation	ARD Operating†
5/24/2021	Cabot Oil & Gas Corporation	Cimarex Energy*
12/21/2020	Diamondback Energy	QEP Resources, Inc.*
9/28/2020	Devon Energy	WPX Energy*
8/12/2020	Southwestern Energy	Montage Resources†
7/20/2020	Chevron Corporation	Noble Energy*
7/15/2019	Callon Petroleum Company	Carrizo Oil & Gas, Inc.*
6/10/2019	Comstock Resources, Inc.	Covey Park Energy LLC†
4/24/2019	Occidental Petroleum	Anadarko Petroleum*
8/27/2018	Eclipse Resources	Blue Ridge Mountain Resources Inc.†

6/19/2017	EQT Corporation	Rice Energy Inc.†
10/25/2016	EQT Corporation	Republic Energy, Trans Energy Inc.†
9/26/2016	Rice Energy Inc.	Vantage Energy LLC, Vantage Energy II LLC†
7/5/2016	Mountain Capital Management	Harbinger Group Inc.†

*	Multi-basin corporate transactions.
†	Gas weighted corporate transactions.

The disclosure on page 67 of the Proxy Statement/Prospectus below the subheading “Chesapeake Financial Analyses” is modified by inserting the following paragraph after the first chart:

The low, high, mean and median values for the production based metrics in the selected multi-basin corporate transactions for (i) the implied value per mcfepd multiples were $2,660/mcfepd, $5,626/mcfepd, $4,365/mcfepd and $4,430/mcfepd, respectively, (ii) the total value per mcfepd multiples were $4,533/mcfepd, $13,552/mcfepd, $7,189/mcfepd and $6,527/mcfepd, respectively, and (iii) the total value over EBITDA multiples were 3.2x, 7.5x, 4.7x and 3.9x, respectively. The low, high, mean and median values for the production based metrics in the gas weighted corporate transactions for (i) the implied value per mcfepd multiples were $1,250/mcfepd, $2,990/mcfepd, $2,227/mcfepd and $2,429/mcfepd, respectively, (ii) the total value per mcfepd multiples were $1,584/mcfepd, $12,214/mcfepd, $4,630/mcfepd and $2,982/mcfepd, respectively, and (iii) the total value over EBITDA multiples were 3.2x, 8.4x, 5.0x and 4.5x, respectively.

The disclosure on page 67 of the Proxy Statement/Prospectus below the subheading “Chesapeake Financial Analyses” is modified by amending and restating the first sentence in the fourth full paragraph in its entirety as follows:

Taking into account the results of the selected transactions analysis and based on its experience and professional judgment, Houlihan Lokey applied selected multiple ranges of $3,750/mcfepd to $4,250/mcfepd LQA Production and 4.75x to 5.75x LQA EBITDAX to corresponding financial data for Chesapeake.

The disclosure on pages 67 and 68 of the Proxy Statement/Prospectus below the subheading “Chesapeake Financial Analyses” is modified by amending and restating the fifth full paragraph of page 67 and the first full paragraph of page 68 in their entirety as follows:

Corporate Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of Chesapeake by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of Chesapeake based on the Adjusted Free Cash Flow shown in the Chesapeake Projections, adjusted for interest expense and associated taxes. Houlihan Lokey calculated terminal values for Chesapeake by applying a range of terminal value multiples of 4.0x to 5.0x to Chesapeake’s EBITDAX based on the Chesapeake Projections for fiscal year 2025. The net present values of Chesapeake’s projected future cash flows and terminal values were then calculated using WACC discount rates for Chesapeake ranging from 7.5% to 8.5%, calculated using the capital asset pricing model. The Chesapeake discounted cash flow analysis indicated an implied per share value reference range of $69.69 to $82.08 per share of Chesapeake common stock (such per share value reference range was used to calculate the implied exchange ratios in the corresponding section of the “Vine Financial Analyses” beginning on page 63), which, when multiplied by the adjusted exchange ratio of 0.2486 resulted in implied per share value reference ranges of $17.33 to $20.41. Such adjusted per share value reference range was then added to the cash consideration of $1.20 per share to derive the implied total merger consideration reference range of $18.53 to $21.61.

Net Asset Value Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow NAV analysis of Chesapeake by calculating the estimated net present value of its estimated oil and gas reserves in each of the 1P Reserves and 3P Reserves categories for Chesapeake based on the Chesapeake Reserve Information. Houlihan Lokey performed this analysis using RADRs ranging from 10% to 50% for the 3P Reserves, based on its experience and professional judgment and depending on the reserve categories, and WACC discount rates ranging from 7.5% to 8.5% for Chesapeake, calculated using the capital asset pricing model, for the 1P Reserves, for each of NYMEX Strip Pricing and Consensus Pricing scenarios. Houlihan Lokey used this to derive implied net reserve value reference ranges. Houlihan Lokey then derived implied equity value per share reference ranges from the resulting reserve value reference ranges and using the net debt and diluted share information described above. This analysis indicated the following per share reference ranges for Chesapeake common stock, and, when multiplied by the adjusted exchange ratio of 0.2486 and added to the cash consideration of $1.20 per share of Vine Class A common stock, the implied total merger consideration reference range:

Additional Information and Where to Find It

In connection with the proposed merger (the “Proposed Transaction”) of Vine and Chesapeake, Chesapeake has filed with the SEC a registration statement on Form S-4 to register the shares of Chesapeake’s common stock to be issued in connection with the Proposed Transaction. The registration statement includes a document that serves as a prospectus of Chesapeake and a proxy statement of Vine, and each party will file other documents regarding the Proposed Transaction with the SEC. The registration statement on Form S-4, as amended, was declared effective by the SEC on October 1, 2021, and Vine mailed the Proxy Statement/Prospectus to its stockholders on or about October 1, 2021. INVESTORS AND SECURITY HOLDERS OF VINE AND CHESAPEAKE ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT VINE, CHESAPEAKE, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain copies of the registration statement and the Proxy Statement/Prospectus and other documents containing important information about Vine and Chesapeake free of charge from the SEC’s website. The documents filed by Vine with the SEC may be obtained free of charge at Vine’s website at www.vineenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Vine by requesting them by mail at Vine, Attn: Corporate Secretary, 5800 Granite Parkway, Suite 550, Plano, Texas 75024. The documents filed by Chesapeake with the SEC may be obtained free of charge at Chesapeake’s website at www.chk.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Chesapeake by requesting them by mail at Chesapeake, Attn: Corporate Secretary, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118.

Participants in The Merger Solicitation

Vine, Chesapeake and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Vine’s stockholders with respect to the Proposed Transaction. Information about Vine’s directors and executive officers is available in Vine’s registration statement on Form S-1, as amended, which was originally filed with the SEC on February 22, 2021. Information about Chesapeake’s directors and executive officers is available in its definitive proxy statement for its 2020 special meeting filed with the SEC on March 20, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Proxy Statement/Prospectus. Stockholders, potential investors and other readers should read the Proxy Statement/Prospectus carefully before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K concerning the merger between Vine and Chesapeake, including any statements regarding the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance, the tax treatment of the proposed transaction, the timing and amount of future production of natural gas, the hedging strategy and results, future drilling plans and cost estimates, competition and government regulation, the impact of the COVID-19 pandemic, changes to cash flow generation, anticipated liquidity, anticipated cash general and administrative savings and any other statements regarding Vine’s or Chesapeake’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, failure to obtain the required votes of Vine’s stockholders to approve the transaction and related matters; the risk that a condition to closing of the Proposed Transaction may not be satisfied, that either party terminate the merger agreement or that the closing of the Proposed Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Vine and Chesapeake; the effects of the merger of Vine and Chesapeake, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies and other benefits in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity price changes; and the risks of oil and gas activities. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Vine’s registration statement on Form S-1, as amended, which was originally filed with the SEC on February 22, 2021 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021, each of which is on file with the SEC and available from Vine’s website at https://www.vineenergy.com and in other documents Vine files with the SEC, and in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021, each of which is on file with the SEC and available from Chesapeake’s website at http://www.chk.com and in other documents Chesapeake files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Vine nor Chesapeake assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    October 25, 2021

VINE ENERGY INC.

/s/ Wayne B. Stoltenberg
Wayne B. Stoltenberg Executive Vice President and Chief Financial Officer